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                            October 23, 2020

       Roland Burns
       President and Chief Financial Officer
       Comstock Resources, Inc.
       5300 Town and Country Blvd.
       Suite 500
       Frisco, Texas 75034

                                                        Re: Comstock Resources,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            File No. 1-03262

       Dear Mr. Burns:

              We have reviewed your September 29, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 18, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Business and Properties
       Oil and Natural Gas Reserves, page 11

   1. Your response to prior comments 3 and 11 acknowledges that the disclosed proved developed non-producing
reserves for certain shut-in wells at December 31, 2019 did not meet the definitions of
economically producible, proved reserves or reserves according to
                                                        Rule 4-10(a)(10),
(a)(22) and (a)(26), respectively. The intent to develop these uneconomic quantities
in and of itself does not justify recognition of reserves. Remove any quantities in
filings made with the U.S. Securities and Exchange Commission that do not meet all of the
requirements to be classified as reserves.
 Roland Burns
Comstock Resources, Inc.
October 23, 2020
Page 2
Notes to Consolidated Financial Statements
Note 14 Oil and Gas Reserves Information (Unaudited), page F-36

2. Your response to prior comment 12 indicates that will expand your disclosure in future filings to include an appropriate narrative explanation of significant changes related to each line item in the reconciliation other than production for each of the periods presented. Please confirm that your expanded disclosure relating to the changes from extensions and discoveries will additionally include the narrative explanation provided in your response to prior comment 13.
       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact Brad Skinner, Office Chief, at
(202) 551-3489
with any other questions.



                                                           Sincerely,
FirstName LastNameRoland Burns
                                                           Division of
Corporation Finance
Comapany NameComstock Resources, Inc.
                                                           Office of Energy &
Transportation
October 23, 2020 Page 2
cc:       Brian Claunch
FirstName LastName